Exhibit 99.1

GDS Reports

Third Quarter 2023 Results

GDS Holdings Limited Reports Third Quarter 2023 Results

Shanghai, China, November 22, 2023 – GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China and South East Asia, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Financial Highlights

•	Net revenue increased by 6.4% year-over-year (“Y-o-Y”) to RMB2,519.0 million (US$345.3 million) in the third quarter of 2023 (3Q2022: RMB2,367.6 million).

•	Service revenue increased by 6.4% Y-o-Y to RMB2,519.0 million (US$345.3 million) in the third quarter of 2023 (3Q2022: RMB2,367.6 million).

•	Net loss was RMB420.8 million (US$57.7 million) in the third quarter of 2023 (3Q2022: net loss of RMB339.7 million).

•	Adjusted EBITDA (non-GAAP) increased by 5.6% Y-o-Y to RMB1,126.3 million (US$154.4 million) in the third quarter of 2023 (3Q2022: RMB1,066.6 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•	Adjusted EBITDA margin (non-GAAP) was 44.7% in the third quarter of 2023 (3Q2022: 45.0%).

Third Quarter 2023 Operating Highlights

•	Total area committed and pre-committed by customers increased by 16,072 square meters (“sqm”) (net) in the third quarter of 2023, to reach 653,732 sqm as of September 30, 2023, an increase of 5.7% Y-o-Y (September 30, 2022: 618,369 sqm).

•	Area in service increased by 22,994 sqm in the third quarter of 2023, to reach 554,210 sqm as of September 30, 2023, an increase of 8.6% Y-o-Y (September 30, 2022: 510,511 sqm).

•	Commitment rate for area in service was 91.9% as of September 30, 2023 (September 30, 2022: 95.6%).

•	Area under construction was 189,585 sqm as of September 30, 2023 (September 30, 2022: 182,355 sqm).

•	Pre-commitment rate for area under construction was 76.1% as of September 30, 2023 (September 30, 2022: 71.5%).

•	Area utilized by customers increased by 15,878 sqm (net) in the third quarter of 2023, to reach 398,674 sqm as of September 30, 2023, an increase of 10.8% Y-o-Y (September 30, 2022: 359,862 sqm).

•	Utilization rate for area in service was 71.9% as of September 30, 2023 (September 30, 2022: 70.5%).

“In the third quarter of 2023, we made steady progress across our strategic business objectives,” said Mr. William Huang, Chairman and Chief Executive Officer. “In China, we won new business based on firm move-in schedules and we continued to accelerate backlog delivery. In South East Asia, our first data center came into service and the anchor customer started to move in. We continue to build a strong pipeline for new commitments. Our foundation is strong, our model is resilient and our 22-year track record is exemplary. We are on track to reach our goals.”

“We achieved revenue growth of 6.4% and adjusted EBITDA growth of 5.6% year-over-year in the third quarter of 2023,” said Mr. Dan Newman, Chief Financial Officer. “Our adjusted EBITDA margin stood at 44.7% for the quarter. We are strengthening our financial position and propelling our strategic initiatives to maximize returns on invested capital, while unlocking long-term value for our shareholders.”

Third Quarter 2023 Financial Results

Net revenue in the third quarter of 2023 was RMB2,519.0 million (US$345.3 million), a 6.4% increase over the third quarter of 2022 of RMB2,367.6 million and a 1.9% increase over the second quarter of 2023 of RMB2,472.0 million. Service revenue in the third quarter of 2023 was RMB2,519.0 million (US$345.3 million), a 6.4% increase over the third quarter of 2022 of RMB2,367.6 million, and a 1.9% increase over the second quarter of 2023 of RMB2,472.0 million or a 4.9% increase after excluding the one-time service revenue in the second quarter of RMB70.7 million arising from an early termination. The increase was mainly due to 15,878 sqm of net additional area utilized in the third quarter of 2023, mainly related to the SH18 Phase 1, BJ23, LF15 Phase 1, HY1 and NTP1 data centers.

Cost of revenue in the third quarter of 2023 was RMB2,071.6 million (US$283.9 million), a 10.5% increase over the third quarter of 2022 of RMB1,874.8 million and a 7.8% increase over the second quarter of 2023 of RMB1,921.0 million. The increase over the second quarter of 2023 was mainly due to an increase in utility cost as a result of additional area utilized during the quarter and seasonally higher power consumption and power tariffs.

Gross profit was RMB447.4 million (US$61.3 million) in the third quarter of 2023, a 9.2% decrease over the third quarter of 2022 of RMB492.8 million, and an 18.8% decrease over the second quarter of 2023 of RMB551.0 million or a 6.8% decrease after excluding the abovementioned one-time service revenue in the second quarter.

Gross profit margin was 17.8% in the third quarter of 2023, compared with 20.8% in the third quarter of 2022, and 22.3% in the second quarter of 2023 or 20.0% after excluding the abovementioned one-time service revenue in the second quarter. The decrease over the second quarter of 2023 was mainly due to an increase in utility cost.

Adjusted Gross Profit (“Adjusted GP”) (non-GAAP) is defined as gross profit excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted GP was RMB1,247.3 million (US$171.0 million) in the third quarter of 2023, a 3.8% increase over the third quarter of 2022 of RMB1,201.3 million and a 5.5% decrease over the second quarter of 2023 of RMB1,319.8 million or a 0.1% decrease after excluding the abovementioned one-time service revenue in the second quarter. See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Adjusted GP margin (non-GAAP) was 49.5% in the third quarter of 2023, compared with 50.7% in the third quarter of 2022, and 53.4% in the second quarter of 2023 or 52.0% after excluding the abovementioned one-time service revenue in the second quarter. The decrease was mainly due to an increase in utility cost.

Selling and marketing expenses, excluding share-based compensation expenses of RMB12.6 million (US$1.7 million), were RMB26.3 million (US$3.6 million) in the third quarter of 2023, a 9.7% decrease from the third quarter of 2022 of RMB29.1 million (excluding share-based compensation of RMB7.9 million) and a 14.7% increase from the second quarter of 2023 of RMB22.9 million (excluding share-based compensation of RMB9.3 million). The increase over the second quarter of 2023 was mainly due to an increase in personnel cost as a result of the downward performance adjustment in the second quarter.

General and administrative expenses, excluding share-based compensation expenses of RMB53.3 million (US$7.3 million), depreciation and amortization expenses of RMB135.9 million (US$18.6 million) and operating lease cost relating to prepaid land use rights of RMB16.8 million (US$2.3 million), were RMB111.3 million (US$15.3 million) in the third quarter of 2023, an 11.2% decrease over the third quarter of 2022 of RMB125.4 million (excluding share-based compensation expenses of RMB39.3 million, depreciation and amortization expenses of RMB113.6 million and operating lease cost relating to prepaid land use rights of RMB23.8 million) and a 31.7% increase from the second quarter of 2023 of RMB84.5 million (excluding share-based compensation of RMB30.7 million, depreciation and amortization expenses of RMB136.8 million, and operating lease cost relating to prepaid land use rights of RMB17.5 million). The increase over the second quarter of 2023 was mainly due to a cash reimbursement in the second quarter from the Company’s American Depositary Share ("ADS”) depositary bank of approximately RMB22.1 million.

Research and development costs were RMB10.5 million (US$1.4 million) in the third quarter of 2023, compared with RMB6.7 million in the third quarter 2022 and RMB5.0 million in the second quarter of 2023.

Net interest expenses for the third quarter of 2023 were RMB503.2 million (US$69.0 million), a 13.2% increase over the third quarter of 2022 of RMB444.3 million and a 7.2% increase over the second quarter of 2023 of RMB469.5 million. The increase over the second quarter of 2023 was mainly due to an increase in the net debt.

Foreign currency exchange gain for the third quarter of 2023 was RMB0.9 million (US$0.1 million), compared with a loss of RMB2.3 million in the third quarter of 2022 and a gain of RMB5.0 million in the second quarter of 2023.

Others, net for the third quarter of 2023 was RMB21.7 million (US$3.0 million), compared with RMB27.4 million in the third quarter of 2022 and RMB20.2 million in the second quarter of 2023.

Income tax expenses for the third quarter of 2023 were RMB20.9 million (US$2.9 million), compared with RMB67.4 million in the third quarter of 2022 and RMB25.3 million in the second quarter of 2023.

Net loss in the third quarter of 2023 was RMB420.8 million (US$57.7 million), compared with a net loss of RMB339.7 million in the third quarter of 2022 and a net loss of RMB225.3 million in the second quarter of 2023.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment and impairment loss of long-lived assets. Adjusted EBITDA was RMB1,126.3 million (US$154.4 million) in the third quarter of 2023, a 5.6% increase over the third quarter of 2022 of RMB1,066.6 million and an 8.8% decrease over the second quarter of 2023 of RMB1,235.1 million or a 1.4% decrease after excluding the abovementioned one-time service revenue and cash reimbursement in the second quarter.

Adjusted EBITDA margin (non-GAAP) was 44.7% in the third quarter of 2023, compared with 45.0% in the third quarter of 2022, and 50.0% in the second quarter of 2023 or 47.6% after excluding the abovementioned one-time service revenue and cash reimbursement in the second quarter. The decrease was mainly due to the higher utility cost.

Basic and diluted loss per ordinary share in the third quarter of 2023 was RMB0.30 (US$0.04), compared with RMB0.24 in the third quarter of 2022, and RMB0.16 in the second quarter of 2023.

Basic and diluted loss per ADS in the third quarter of 2023 was RMB2.37 (US$0.32), compared with RMB1.93 in the third quarter of 2022, and RMB1.31 in the second quarter of 2023. Each ADS represents eight Class A ordinary shares.

Sales

Total area committed and pre-committed at the end of the third quarter of 2023 was 653,732 sqm, compared with 618,369 sqm at the end of the third quarter of 2022 and 637,661 sqm at the end of the second quarter of 2023, an increase of 5.7% Y-o-Y and 2.5% quarter-over-quarter (“Q-o-Q”), respectively. In the third quarter of 2023, net additional total area committed was 16,072 sqm, including significant contributions from the SH18 Phase 1, LF5 Phase 2, LF15 Phase 3 and LF16 data centers.

Data Center Resources

Area in service at the end of the third quarter of 2023 was 554,210 sqm, compared with 510,511 sqm at the end of the third quarter of 2022 and 531,216 sqm at the end of the second quarter of 2023, an increase of 8.6% Y-o-Y and 4.3% Q-o-Q. In the third quarter of 2023, LF13 Phase 1 and NTP1 data centers came into service.

Area under construction at the end of the third quarter of 2023 was 189,585 sqm, compared with 182,355 sqm at the end of the third quarter of 2022 and 196,702 sqm at the end of the second quarter of 2023, an increase of 4.0% Y-o-Y and a decrease of 3.6% Q-o-Q, respectively. During the third quarter, construction commenced on LF16 data center.

•	LF16 is the second data center located at our campus in the Xianghe District of Langfang, Hebei Province, next to LF15 data center. LF16 has a net floor area of 10,848 sqm and is 100% pre-committed.

Commitment rate for area in service was 91.9% at the end of the third quarter of 2023, compared with 95.6% at the end of the third quarter of 2022 and 92.4% at the end of the second quarter of 2023. Pre-commitment rate for area under construction was 76.1% at the end of the third quarter of 2023, compared with 71.5% at the end of the third quarter of 2022 and 74.8% at the end of the second quarter of 2023.

Area utilized at the end of the third quarter of 2023 was 398,674 sqm, compared with 359,862 sqm at the end of the third quarter of 2022 and 382,796 sqm at the end of the second quarter of 2023, an increase of 10.8% Y-o-Y and 4.1% Q-o-Q. In the third quarter of 2023, net additional area utilized was 15,878 sqm, which mainly came from additional area utilized in the SH18 Phase 1, BJ23, LF15 Phase 1, HY1 and NTP1 data centers.

Utilization rate for area in service was 71.9% at the end of the third quarter of 2023, compared with 70.5% at the end of the third quarter of 2022 and 72.1% at the end of the second quarter of 2023.

Liquidity

As of September 30, 2023, cash was RMB7,524.9 million (US$1,031.4 million). Total short-term debt was RMB3,024.4 million (US$414.5 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB2,527.3 million (US$346.4 million) and the current portion of finance lease and other financing obligations of RMB497.1 million (US$68.1 million). Total long-term debt was RMB43,187.1 million (US$5,919.3 million), comprised of long-term borrowings (excluding current portion) of RMB26,607.6 million (US$3,646.9 million), convertible bonds payable of RMB8,546.3 million (US$1,171.4 million) and the non-current portion of finance lease and other financing obligations of RMB8,033.2 million (US$1,101.0 million). During the third quarter of 2023, the Company obtained new debt financing and refinancing facilities of RMB6,255.1 million (US$857.3 million).

Business Outlook

The Company confirms that the previously provided guidance of total revenues for the year of 2023 of RMB9,940 – RMB10,320 million, Adjusted EBITDA of RMB4,430 – RMB4,600 million and capex of around RMB7,500 million remain unchanged.

This forecast reflects the Company’s preliminary view on the current business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on November 22, 2023 (9:00 p.m. Beijing Time on November 22, 2023) to discuss financial results and answer questions from investors and analysts.

Participants should complete online registration using the link provided below at least 15 minutes before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register.vevent.com/register/BI34d590b1103e416582315842148dfce0

A live and archived webcast of the conference call will be available on the Company's investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP and Adjusted GP margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating Adjusted EBITDA and Adjusted GP can provide useful and supplemental measures of our core operating performance. In particular, we believe that the use of Adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and impairment loss of long-lived assets), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance, whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share-based compensation expenses) included in cost of revenue.

We note that depreciation and amortization is a fixed cost which commences as soon as each data center enters service. However, it usually takes several years for new data centers to reach high levels of utilization and profitability. The Company incurs significant depreciation and amortization costs for its early stage data center assets. Accordingly, gross profit, which is a measure of profitability after taking into account depreciation and amortization, does not accurately reflect the Company’s core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP, and Adjusted GP margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment and impairment loss of long-lived assets, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2960 to US$1.00, the noon buying rate in effect on September 29, 2023 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China and South East Asia. The Company’s facilities are strategically located in primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 22-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its current, interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China and South East Asia; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China and South East Asia; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China and South East Asia; security breaches; power outages; and fluctuations in general economic and business conditions in China, South East Asia and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in GDS Holdings’ filings with the SEC, including its annual report on Form 20-F, and with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of December 31, 2022	As of September 30, 2023
	RMB	RMB	US$
Assets
Current assets
Cash	8,608,131	7,524,894	1,031,373
Accounts receivable, net of allowance for doubtful accounts	2,406,025	2,883,703	395,244
Value-added-tax (“VAT”) recoverable	164,743	173,436	23,771
Prepaid expenses and other current assets	772,177	673,371	92,293
Total current assets	11,951,076	11,255,404	1,542,681

Property and equipment, net	46,916,628	49,399,038	6,770,701
Prepaid land use rights, net	23,002	22,541	3,090
Operating lease right-of-use assets	5,633,946	5,587,262	765,798
Goodwill and intangible assets, net	8,124,214	7,945,607	1,089,036
Other non-current assets	2,165,088	2,632,427	360,804
Total assets	74,813,954	76,842,279	10,532,110

Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	3,623,967	2,527,290	346,394
Convertible bonds payable, current	2,083,829	0	0
Accounts payable	3,092,884	2,921,883	400,477
Accrued expenses and other payables	1,173,091	1,271,451	174,267
Operating lease liabilities, current	175,749	180,026	24,675
Finance lease and other financing obligations, current	453,855	497,091	68,132
Total current liabilities	10,603,375	7,397,741	1,013,945

Long-term borrowings, excluding current portion	23,518,058	26,607,648	3,646,882
Convertible bonds payable, non-current	4,294,985	8,546,270	1,171,364
Operating lease liabilities, non-current	1,617,986	1,442,190	197,669
Finance lease and other financing obligations, non-current	8,916,266	8,033,208	1,101,043
Other long-term liabilities	1,678,629	1,736,297	237,979
Total liabilities	50,629,299	53,763,354	7,368,882

Mezzanine equity
Redeemable preferred shares	1,047,012	1,079,214	147,919
Total mezzanine equity	1,047,012	1,079,214	147,919

GDS Holdings Limited shareholders' equity
Ordinary shares	516	516	71
Additional paid-in capital	29,048,598	29,264,760	4,011,069
Accumulated other comprehensive loss	(848,360)	(1,091,699)	(149,630)
Accumulated deficit	(5,179,705)	(6,303,804)	(864,008)
Total GDS Holdings Limited shareholders' equity	23,021,049	21,869,773	2,997,502
Non-controlling interests	116,594	129,938	17,807
Total equity	23,137,643	21,999,711	3,015,309

Total liabilities, mezzanine equity and equity	74,813,954	76,842,279	10,532,110

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2022	June 30, 2023	September 30, 2023		September 30, 2022	September 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenue
Service revenue	2,367,593	2,472,020	2,518,978	345,255	6,913,857	7,399,447	1,014,179
Equipment sales	0	0	55	8	7,740	564	77
Total net revenue	2,367,593	2,472,020	2,519,033	345,263	6,921,597	7,400,011	1,014,256
Cost of revenue	(1,874,788)	(1,921,023)	(2,071,584)	(283,934)	(5,473,774)	(5,909,878)	(810,016)
Gross profit	492,805	550,997	447,449	61,329	1,447,823	1,490,133	204,240

Operating expenses
Selling and marketing expenses	(37,022)	(32,193)	(38,912)	(5,333)	(117,501)	(108,946)	(14,932)
General and administrative expenses	(302,122)	(269,527)	(317,326)	(43,493)	(889,013)	(876,349)	(120,114)
Research and development expenses	(6,682)	(5,045)	(10,529)	(1,443)	(25,820)	(25,359)	(3,476)
Income from operations	146,979	244,232	80,682	11,060	415,489	479,479	65,718
Other income (expenses):
Net interest expenses	(444,328)	(469,472)	(503,156)	(68,963)	(1,368,647)	(1,457,055)	(199,706)
Foreign currency exchange (loss) gain, net	(2,308)	4,953	908	124	(3,392)	(1,114)	(153)
Others, net	27,377	20,243	21,680	2,971	66,523	67,716	9,281
Loss before income taxes	(272,280)	(200,044)	(399,886)	(54,808)	(890,027)	(910,974)	(124,860)
Income tax expenses	(67,383)	(25,262)	(20,945)	(2,871)	(198,196)	(209,775)	(28,752)
Net loss	(339,663)	(225,306)	(420,831)	(57,679)	(1,088,223)	(1,120,749)	(153,612)
Net income attributable to non-controlling interests	(353)	(1,270)	(350)	(48)	(576)	(3,350)	(459)
Net loss attributable to redeemable non-controlling interests	0	0	0	0	655	0	0
Net loss attributable to GDS Holdings Limited shareholders	(340,016)	(226,576)	(421,181)	(57,727)	(1,088,144)	(1,124,099)	(154,071)
Accretion to redemption value of redeemable non-controlling interests	0	0	0	0	(10,801)	0	0
Adjustment to the redemption value of redeemable non-controlling interests	0	0	0	0	(178,982)	0	0
Net loss available to GDS Holdings Limited shareholders	(340,016)	(226,576)	(421,181)	(57,727)	(1,277,927)	(1,124,099)	(154,071)
Cumulative dividend on redeemable preferred shares	(13,120)	(13,306)	(13,745)	(1,884)	(37,550)	(39,946)	(5,475)
Net loss available to GDS Holdings Limited ordinary shareholders	(353,136)	(239,882)	(434,926)	(59,611)	(1,315,477)	(1,164,045)	(159,546)

Loss per ordinary share
Basic and diluted	(0.24)	(0.16)	(0.30)	(0.04)	(0.90)	(0.79)	(0.11)

Weighted average number of ordinary share outstanding
Basic and diluted	1,466,529,044	1,467,200,367	1,468,336,869	1,468,336,869	1,463,520,253	1,467,583,364	1,467,583,364

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended				Nine months ended
	September 30, 2022	June 30, 2023	September 30, 2023		September 30, 2022	September 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(339,663)	(225,306)	(420,831)	(57,679)	(1,088,223)	(1,120,749)	(153,612)
Foreign currency translation adjustments, net of nil tax	(219,752)	(310,992)	20,261	2,777	(375,458)	(242,792)	(33,277)
Comprehensive loss	(559,415)	(536,298)	(400,570)	(54,902)	(1,463,681)	(1,363,541)	(186,889)
Comprehensive income attributable to non-controlling interests	(910)	(2,396)	(6)	(1)	(1,490)	(3,897)	(534)
Comprehensive loss attributable to redeemable non-controlling interests	0	0	0	0	655	0	0
Comprehensive loss attributable to GDS Holdings Limited shareholders	(560,325)	(538,694)	(400,576)	(54,903)	(1,464,516)	(1,367,438)	(187,423)

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended				Nine months ended
	September 30, 2022	June 30, 2023	September 30, 2023		September 30, 2022	September 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(339,663)	(225,306)	(420,831)	(57,679)	(1,088,223)	(1,120,749)	(153,612)
Depreciation and amortization	795,328	874,109	886,142	121,456	2,368,631	2,603,610	356,854
Amortization of debt issuance cost and debt discount	21,012	45,226	42,058	5,765	119,205	131,976	18,089
Share-based compensation expense	71,119	63,029	107,957	14,797	252,440	255,851	35,067
Others	23,151	5,073	11,356	1,556	38,829	15,788	2,163
Changes in operating assets and liabilities	4,781	(27,530)	(116,236)	(15,932)	259,282	(770,609)	(105,620)
Net cash provided by operating activities	575,728	734,601	510,446	69,963	1,950,164	1,115,867	152,941

Purchase of property and equipment and land use rights	(1,762,205)	(1,415,175)	(1,478,410)	(202,633)	(5,668,456)	(4,935,688)	(676,492)
(Payments) receipts related to acquisitions and investments	(377,184)	8,807	(94,000)	(12,884)	(3,475,467)	(236,448)	(32,408)
Net cash used in investing activities	(2,139,389)	(1,406,368)	(1,572,410)	(215,517)	(9,143,923)	(5,172,136)	(708,900)

Net proceeds from financing activities	1,380,279	(1,551,157)	442,341	60,628	3,996,347	2,765,599	379,057
Net cash provided by (used in) financing activities	1,380,279	(1,551,157)	442,341	60,628	3,996,347	2,765,599	379,057
Effect of exchange rate changes on cash and restricted cash	108,240	134,877	(10,222)	(1,402)	424,850	149,597	20,505

Net decrease of cash and restricted cash	(75,142)	(2,088,047)	(629,845)	(86,328)	(2,772,562)	(1,141,073)	(156,397)
Cash and restricted cash at beginning of period	9,328,947	10,456,645	8,370,564	1,147,281	12,026,367	8,882,066	1,217,388
Reclassification as assets of disposal group classified as held for sale	0	1,966	(324)	(44)	0	(598)	(82)
Cash and restricted cash at end of period	9,253,805	8,370,564	7,740,395	1,060,909	9,253,805	7,740,395	1,060,909

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for percentage data)

	Three months ended				Nine months ended
	September 30, 2022	June 30, 2023	September 30, 2023		September 30, 2022	September 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	492,805	550,997	447,449	61,329	1,447,823	1,490,133	204,240
Depreciation and amortization	680,612	735,993	748,658	102,612	2,014,461	2,215,559	303,668
Operating lease cost relating to prepaid land use rights	2,683	9,387	10,434	1,430	6,600	28,177	3,862
Accretion expenses for asset retirement costs	1,578	1,731	1,708	234	4,788	5,165	708
Share-based compensation expenses	23,645	21,697	39,005	5,346	74,638	87,401	11,979
Adjusted GP	1,201,323	1,319,805	1,247,254	170,951	3,548,310	3,826,435	524,457
Adjusted GP margin	50.7%	53.4%	49.5%	49.5%	51.3%	51.7%	51.7%

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for percentage data)

	Three months ended				Nine months ended
	September 30, 2022	June 30, 2023	September 30, 2023		September 30, 2022	September 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(339,663)	(225,306)	(420,831)	(57,679)	(1,088,223)	(1,120,749)	(153,612)
Net interest expenses	444,328	469,472	503,156	68,963	1,368,647	1,457,055	199,706
Income tax expenses	67,383	25,262	20,945	2,871	198,196	209,775	28,752
Depreciation and amortization	795,328	874,109	886,142	121,456	2,368,631	2,603,610	356,854
Operating lease cost relating to prepaid land use rights	26,496	26,845	27,211	3,730	75,447	80,760	11,069
Accretion expenses for asset retirement costs	1,578	1,731	1,708	234	4,788	5,165	708
Share-based compensation expenses	71,119	63,029	107,957	14,797	252,440	255,851	35,067
Adjusted EBITDA	1,066,569	1,235,142	1,126,288	154,372	3,179,926	3,491,467	478,544
Adjusted EBITDA margin	45.0%	50.0%	44.7%	44.7%	45.9%	47.2%	47.2%